FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                30 September, 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Annual Accounts


                           VIROTEC INTERNATIONAL LTD
30 September 2003



                          ANNUAL FINANCIAL STATEMENTS


Virotec International Ltd (the "Company") (ASX/ AIM: VTI) has today lodged its audited financial statements for the year ended 30 June 2003 with the Australian Securities and Investments Commission and the Australian Stock Exchange.

Copies of the financial statements are available from the Company's head office on request by telephone (+617 5530 8014) or email (mail@virotec.com).

The Company's 2003 Annual Report to shareholders is expected to be available and dispatched to shareholders on or about 24 October 2003.

If you require further information please contact Angus Craig, Company Secretary, on telephone +617 5530 8014.




                           VIROTEC INTERNATIONAL LTD
                               ABN 81 004 801 398
                                   PO BOX 188
                            SANCTUARY COVE QLD 4212
                                   AUSTRALIA
                                www.virotec.com




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     30 September, 2003